SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

TrueTime, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

897868-10-5
(CUSIP Number)

William Slater
Chief Financial Officer
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, CA 95131
(408) 433-0910

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

With a copy to:

Richard Bebb, Esq.
Pillsbury Winthrop LLP
2550 Hanover Street
Palo Alto, CA 94304
Tel: (650) 233-4500

April 29, 2002

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 380198-10-1

1	NAMES OF REPORTING PERSONS:		Symmetricom, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:		94-3343279

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [__]

(b) [__]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)		WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[__]

6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,507,475
	8	SHARED VOTING POWER	None
	9	SOLE DISPOSITIVE POWER	None
	10	SHARED DISPOSITIVE POWER	None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,507,475

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[__]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		42.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		CO

Item 1.     Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “TrueTime Common Stock”) of TrueTime, Inc., a Delaware corporation (“TrueTime”). The principal executive offices of TrueTime are located at 3750 Westwind Boulevard, Santa Rosa, CA 95403.

Item 2.    Identity and Background.

This Schedule 13D is being filed by Symmetricom, Inc., a Delaware corporation (“Symmetricom”). The principal offices of Symmetricom are located at 2300 Orchard Parkway, San Jose 95131. Symmetricom designs, manufactures and markets products for the global telecommunications industry.

(d)-(e) During the last five years, Symmetricom has not been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 of this Schedule 13D, certain affiliates of TrueTime have entered into support agreements with Symmetricom whereby each commits to vote his, her or its shares of TrueTime Common Stock in favor of a proposed merger pursuant to which TrueTime would become a wholly owned subsidiary of Symmetricom. Under the Agreement and Plan of Merger between Symmetricom and TrueTime, dated as of March 27, 2002 (the “Merger Agreement”), upon completion of the transaction, Symmetricom would issue 2,600,000 shares of its common stock and pay an aggregate of $5,000,000 (subject to reduction depending on transaction expenses) in exchange for 100% of the shares of TrueTime Common Stock outstanding. It is currently anticipated that cash consideration would be provided from Symmetricom’s working capital.

Item 4.    Purpose of Transaction.

Symmetricom and TrueTime entered into an Agreement and Plan of Merger, dated as of March 27, 2002, with respect to the merger of a wholly-owned subsidiary of Symmetricom (the “Merger Subsidiary”) with and into TrueTime as provided for in the Merger Agreement (the “Merger”). In the Merger, each outstanding share of TrueTime Common Stock will be converted into, and exchanged for, 0.43697 of a share of Symmetricom common stock, par value $0.001 per share, and $0.84. The cash portion of the consideration is subject to downward adjustment depending on TrueTime’s Merger transaction costs. As a result of the Merger, and if it is consummated, TrueTime will become a wholly-owned subsidiary of Symmetricom, and TrueTime’s board of directors will consist of the directors of the Merger Subsidiary immediately prior to the effective time of the Merger. If the Merger is completed, the TrueTime Common Stock would be delisted from the Nasdaq National Market and Symmetricom would seek to terminate the registration of the TrueTime Common Stock under 12(g) of the Securities Exchange Act of 1934. The Merger is subject to approval by the holders of a majority of TrueTime Common Stock outstanding, and other conditions precedent.

In connection with the proposed merger, the executive officers and directors TrueTime, and TrueTime affiliate Oyo Corporation USA, entered into Support Agreements (the “Support Agreements”) with Symmetricom, which Support Agreements were delivered to and subsequently accepted by Symmetricom on or about April 29, 2002. Pursuant to the Support Agreements, each Oyo Corporation and the executive officers and directors of TrueTime agreed to vote his, her or its shares of TrueTime Common Stock in favor of the Merger. Collectively, the parties entering into Support Agreements with Symmetricom beneficially own approximately 42.1% of the TrueTime Common Stock. The Support Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date and time as the Merger Agreement shall have been terminated without consummation of the Merger consistent with its terms and provisions.

The foregoing descriptions of the Merger Agreement and Support Agreements are qualified in their entirety by the full text of such Merger Agreement and the Support Agreements which are incorporated herein by reference.

The Merger Agreement is incorporated by reference to Symmetricom’s current report on Form 8-K filed filed with the Securities and Exchange Commission on April 1, 2002.

(a)—(j) None.

Item 5.    Interest in Securities of TrueTime.

(a)        Symmetricom by reason of the Support Agreements has the contractual right solely to direct the vote of 2,507,475 shares of TrueTime Common Stock in favor of the Merger, plus such right to direct the vote in this limited respect as to such additional shares, if any, of TrueTime Common Stock as may be subsequently acquired prior to such vote, by the following signatories to Support Agreements: Oyo Corporation USA, Charles H. Still, Saturo Ohya, Katsuhiko Kobayashi, Haresh C. Shah, Elizabeth A. Withers, John E. Dutil, John M. Hirsekorn, and Charles J. Abbe. In the event the anticipated vote on the Merger by the holders of TrueTime Common Stock proceeds, these 2,507,475 shares would represent approximately forty two percent (42%) of the outstanding shares of TrueTime Common Stock. The calculation of percentage of beneficial ownership was derived from TrueTime’s Form 10-Q, filed with the Commission on May 17, 2002, in which TrueTime stated that the number of shares of Common Stock outstanding as of May 8, 2002 was 5,950,000. Symmetricom holds no dispositive power or other voting rights over or with regard to the TrueTime Common Stock subject to the Support Agreement.

As of the date of this filing, neither Symmetricom nor, to the knowledge of Symmetricom, any of its directors or executive officers beneficially owns any shares of TrueTime Common Stock.

(b)        If the event of a vote on the Merger by the holders of TrueTime Common Stock proceeds, Symmetricom holds a contractual right to direct the vote of 2,507,475 shares in favor of the merger, plus such additional shares as any of the signatories to Support Agreements may subsequently acquire. Symmetricom holds no dispositive powers or other voting rights with regard to such shares, or any other shares of TrueTime Common Stock. Symmetricom disclaims beneficial ownership of the shares of TrueTime Common Stock owned by Oyo Corporation USA, Charles H. Still, Katsuhiko Kobayashi, Haresh C. Shah, Elizabeth A. Withers, John E. Dutil, John M. Hirsekorn, and Charles J. Abbe.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of TrueTime.

Except as set forth in response to Items 3, 4 and 5 hereof, neither Symmetricom nor, to the knowledge of Symmetricom, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of TrueTime, including, but not limited to, transfer or voting of any securities of Symmetricom, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding or proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger among TrueTime, Inc., Sco-TRT Acquisition Corp. and Symmetricom, Inc., dated as of March 27, 2002 (incorporated by reference to Exhibit 2.1 to Symmetricom, Inc.’s current report on Form 8-K (filed with the Securities and Exchange Commission on April 1, 2002).

Exhibit 2	Support Agreement, by and between Oyo Corporation USA and Symmetricom, Inc. Filed herewith.

Exhibit 3	Support Agreement by and between Charles H. Still and Symmetricom, Inc. Filed herewith.

Exhibit 4	Support Agreement by and between Saturo Ohya and Symmetricom, Inc. Filed herewith.

Exhibit 5	Support Agreement by and between Katushiko Kobayashi and Symmetricom, Inc. Filed herewith.

Exhibit 6	Support Agreement by and between Haresh C. Shah and Symmetricom, Inc. Filed herewith.

Exhibit 7	Support Agreement by and between Elizabeth A. Withers and Symmetricom, Inc. Filed herewith.

Exhibit 8	Support Agreement by and between John E. Dutil and Symmetricom, Inc. Filed herewith.

Exhibit 9	Support Agreement by and between John M Hirsekorn and Symmetricom, Inc. Filed herewith.

Exhibit 10	Support Agreement by and between Charles J. Abbe and Symmetricom, Inc. Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 23, 2002.

/s/ WILLIAM SLATER

William Slater
Symmetricom, Inc.
Chief Financial Officer

APPENDIX A

Directors and Executive Officers

The following table sets forth the name, business address and present principal occupation or employment of each of the directors and executive officers of Symmetricom, Inc. (“Symmetricom”). To the knowledge of Symmetricom, each director and executive officers listed below is a United States citizen.

Name	Principal Occupation	Name, Principal Business and Address of Corporation

Robert T. Clarkson	Director of Symmetricom; independent consultant and investor	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Anthony A. Lavia	Executive Vice President and General Manager, Broadband Access Division	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Robert M. Neumeister	Director of Symmetricom; independent consultant to telecommunications companies	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Richard W. Oliver	Chairman of the Board of Symmetricom; Chief Executive Officer of American Graduate School of Management and Professor of Management, Vanderbilt University	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Dale A. Pelletier	Senior Vice President Operations	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Krish A. Prabhu	Director of Symmetricom; Venture Partner, Morganthaler Ventures	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

William Slater	Chief Financial Officer	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Richard A. Snyder	Director of Symmetricom; Chairman, President and Chief Executive Officer of Forgent Corporation	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Thomas W. Steipp	President, Chief Executive Officer and Director	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131

Frederick B. Stroupe	Executive Vice President, General Manager	Symmetricom, Inc. 2300 Orchard Parkway San Jose, CA 95131